

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 21, 2014

<u>Via E-mail</u>
Wang Xinwei
Chief Financial Officer
China Auto Logistics Inc.
Floor 1 FTZ International Auto Mall
86 Tianbao Avenue, Free Trade Zone
Tianjin Province, The People's Republic of China 300461

     Re: **China Auto Logistics Inc.**
              Form 10-K for the year ended December 31, 2013
              Filed April 10, 2014
              File No. 001-34393

Dear Ms. Xinwei:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Linda Cvrkel

              Linda Cvrkel
              Branch Chief